Exhibit 99.1

PROQR THERAPEUTICS N.V.
Index to Unaudited Condensed Consolidated Financial Statements

Unaudited Condensed Consolidated Financial Statements

PROQR THERAPEUTICS N.V.
Unaudited Condensed Consolidated Statement of Financial Position

		March 31,	December 31,
		2024	2023
		€1,000	€1,000
Assets
Current assets
Cash and cash equivalents	5	85,713	118,925
Financial asset - current	6	17,000	—
Prepayments and other receivables	7	3,821	1,538
Other taxes		621	523

Total current assets		107,155	120,986

Property, plant and equipment	8	16,721	16,897
Investments in financial assets	18	—	—

Total assets		123,876	137,883

Equity and liabilities
Equity
Equity attributable to owners of the Company		34,821	41,390
Total equity	13	34,821	41,390

Current liabilities
Borrowings	10	4,365	—
Lease liabilities	11	1,488	1,614
Derivative financial instruments	10	379	311
Trade payables		331	1,541
Social securities and other taxes		1,362	1,659
Deferred income	12	20,567	20,569
Other current liabilities	9	5,927	8,509

Total current liabilities		34,419	34,203

Borrowings	10	—	4,292
Lease liabilities	11	13,373	13,828
Deferred income	12	41,263	44,170

Total liabilities		89,055	96,493

Total equity and liabilities		123,876	137,883

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Unaudited Condensed Consolidated Financial Statements

PROQR THERAPEUTICS N.V.
Unaudited Condensed Consolidated Statement of Profit or Loss and OCI

(€ in thousands, except share and per share data)

		Three month period
		ended March 31,
		2024	2023
		€1,000	€1,000
Revenue	14	4,450	655

Other income	15	210	42

Research and development costs	16	(9,283)	(6,060)
General and administrative costs	17	(3,452)	(4,026)
Total operating costs		(12,735)	(10,086)

Operating result		(8,075)	(9,389)
Finance income and expense		488	(544)
Results related to financial liabilities measured at fair value through profit or loss	10	(68)	670
Result on derecognition of financial liabilities	19	—	408

Result before corporate income taxes		(7,655)	(8,855)
Income taxes	20	(3)	—

Result for the period		(7,658)	(8,855)
Other comprehensive income (foreign exchange differences on foreign operation)		191	(219)

Total comprehensive income		(7,467)	(9,074)

Result attributable to
Owners of the Company		(7,658)	(8,933)
Non-controlling interests		—	78
		(7,658)	(8,855)
Total comprehensive income attributable to
Owners of the Company		(7,467)	(9,152)
Non-controlling interests		—	78
		(7,467)	(9,074)

Share information
Weighted average number of shares outstanding[1]		81,571,028	80,887,534

Earnings per share attributable to owners of the Company (Euro per share)
Basic loss per share[1]		(0.09)	(0.11)
Diluted loss per share[1]		(0.09)	(0.11)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

1.	For these periods the potential exercise of share options is not included in the diluted earnings per share as the Company was loss-making. Due to the anti-dilutive nature of the outstanding options, basic and diluted earnings per share are equal.

Unaudited Condensed Consolidated Financial Statements

PROQR THERAPEUTICS N.V.
Unaudited Condensed Consolidated Statement of Changes in Equity

	Attributable to owners of the Company
	Number of shares	Share Capital	Share Premium	Equity settled Employee Benefit Reserve	Translation Reserve	Accumulated Deficit	Total	Non- controlling interests	Total Equity
		€1,000	€1,000	€1,000	€1,000	€1,000	€1,000	€1,000	€1,000
Balance at January 1, 2023	84,246,967	3,370	412,540	29,052	1,212	(379,110)	67,064	(384)	66,680
Result for the period	—	—	—	—	—	(8,933)	(8,933)	78	(8,855)
Other comprehensive income	—	—	—	—	(219)	—	(219)	—	(219)
Recognition of share-based payments	—	—	—	1,095	—	—	1,095	—	1,095
Treasury shares transferred	(118,596)	—	—	—	—	—	—	—	—
Share options lapsed	—	—	—	(3,823)	—	3,823	—	—	—
Share options exercised / RSUs vested	118,596	—	—	(228)	—	228	—	—	—

Balance at March 31, 2023	84,246,967	3,370	412,540	26,096	993	(383,992)	59,007	(306)	58,701

Balance at January 1, 2024	84,248,384	3,370	412,894	25,159	817	(400,850)	41,390	—	41,390
Result for the period	—	—	—	—	—	(7,658)	(7,658)	—	(7,658)
Other comprehensive income	—	—	—	—	191	—	191	—	191
Recognition of share-based payments	—	—	—	736	—	—	736	—	736
Treasury shares transferred	(307,627)	—	—	—	—	—	—	—	—
Share options lapsed	—	—	—	(40)	—	40	—	—	—
Share options exercised / RSUs vested	307,627	—	162	(278)	—	278	162	—	162

Balance at March 31, 2024	84,248,384	3,370	413,056	25,577	1,008	(408,190)	34,821	—	34,821

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Unaudited Condensed Consolidated Financial Statements

PROQR THERAPEUTICS N.V.
Unaudited Condensed Consolidated Statement of Cash Flows

		Three month period
		ended March 31,

		2024	2023
		€1,000	€1,000
Cash flows from operating activities
Net result		(7,658)	(8,855)
Adjustments for:
— Depreciation		691	549
— Share-based compensation		736	1,095
— Financial income and expenses		(488)	544
— Results related to financial liabilities measured at fair value through profit or loss		68	(670)
— Result on derecognition of financial liabilities	19	—	(408)
— Income tax expenses	20	3	—

Changes in working capital		(9,224)	52,290
Cash (used in) / generated by operations		(15,872)	44,545

Corporate income tax paid		(3)	—
Interest received		932	180
Interest paid		(189)	—

Net cash (used in) / generated by operating activities		(15,132)	44,725

Cash flow from investing activities
Increase in financial asset - current	6	(17,000)	—
Purchases of property, plant and equipment		(732)	(136)
Sales of property, plant and equipment		—	47

Net cash used in investing activities		(17,732)	(89)

Cash flow from financing activities
Proceeds from exercise of share options	13	162	—
Repayment of lease liability	11	(581)	(259)

Net cash used in financing activities		(419)	(259)

Net (decrease) / increase in cash and cash equivalents		(33,283)	44,377

Currency effect cash and cash equivalents		71	(166)
Cash and cash equivalents, at beginning of the period	5	118,925	94,775

Cash and cash equivalents at the end of the period		85,713	138,986

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Unaudited Condensed Consolidated Financial Statements

PROQR THERAPEUTICS N.V.
Notes to Unaudited Condensed Consolidated Financial Statements

1. General information

ProQR Therapeutics N.V., or “ProQR” or the “Company”, is a biotechnology company domiciled in the Netherlands that primarily focuses on the discovery and development of novel therapeutic medicines.

Since September 18, 2014, the Company’s ordinary shares have been listed on Nasdaq. They are currently trading at Nasdaq Capital Market under ticker symbol PRQR.

The Company was incorporated in the Netherlands, on February 21, 2012 (Chamber of Commerce no. 54600790) and was reorganized from a private company with limited liability to a public company with limited liability on September 23, 2014. The Company has its statutory seat in Leiden, the Netherlands. The address of its headquarters and registered office is Zernikedreef 9, 2333 CK Leiden, the Netherlands.

ProQR Therapeutics N.V. is the ultimate parent company of the following entities:

●	ProQR Therapeutics Holding B.V. (100%);
●	ProQR Therapeutics I B.V. (100%);
●	ProQR Therapeutics II B.V. (100%);
●	ProQR Therapeutics III B.V. (100%);
●	ProQR Therapeutics IV B.V. (100%);
●	ProQR Therapeutics V B.V. (100%);
●	ProQR Therapeutics VI B.V. (100%);
●	ProQR Therapeutics VII B.V. (100%);
●	ProQR Therapeutics VIII B.V. (100%);
●	ProQR Therapeutics IX B.V. (100%);
●	ProQR Therapeutics I Inc. (100%)

ProQR Therapeutics N.V. is also statutory director of Stichting Bewaarneming Aandelen ProQR (“ESOP Foundation”) and has full control over this entity.

As used in these condensed consolidated financial statements, unless the context indicates otherwise, all references to “ProQR” or the “Company” refer to ProQR Therapeutics N.V. including its subsidiaries and the ESOP Foundation.

Unaudited Condensed Consolidated Financial Statements

2. Significant Accounting Policies

These interim condensed consolidated financial statements for the three month period ended March 31, 2024 have been prepared in accordance with IAS 34 Interim Financial Statements. They should be read in conjunction with the Company’s annual financial statements for the year ended December 31, 2023. These interim condensed consolidated financial statements do not include all information required for a complete set of financial statements prepared in accordance with IFRS Standards. However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Company’s financial position and performance since the last annual financial statements. In the opinion of management, all events and transactions that are significant to an understanding of the changes in financial position and performance of the Company since the end of the last annual reporting period are disclosed in these interim condensed consolidated financial statements. The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those applied in the preparation of the Company’s annual financial statements for the year ended December 31, 2023.

During the quarter ended March 31, 2024, the Company invested in financial assets in the form of deposits with an original maturity of longer than three months but shorter than twelve months as described in Note 6. Financial assets are measured at amortised cost as they give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

The Company’s financial results have varied substantially, and are expected to continue to vary, from period to period. The Company believes that its ordinary activities are not linked to any particular seasonal factors.

The management of ProQR has, upon preparing and finalizing these interim condensed consolidated financial statements, assessed the Company’s ability to fund its operations for a period of at least one year after the date of signing these interim condensed consolidated financial statements. Management expects the Company to continue as a going concern based on its existing funding, taking into account the Company’s current cash position and the projected cash flows based on the activities under execution on the basis of ProQR’s business plan and budget. Based on our current operating plan, we believe that the existing cash and cash equivalents will be sufficient to fund our anticipated level of operations at least into mid-2026. Thus, we continue to adopt the going concern basis of accounting in preparing the interim condensed consolidated financial statements.

The carrying amount of all financial assets and financial liabilities is a reasonable approximation of the fair value and therefore information about the fair values of each class has not been disclosed.

The Company operates in one reportable segment, which comprises the discovery and development of innovative, RNA based therapeutics.

3. Adoption of new and revised International Financial Reporting Standards

New Standards and Interpretations, which became effective as of January 1, 2024, did not have a material impact on our condensed consolidated financial statements.

Unaudited Condensed Consolidated Financial Statements

4. Critical Accounting Estimates and Judgments

In the application of the Company’s accounting policies, management is required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

The significant judgements made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those described in the Company’s annual financial statements for the year ended December 31, 2023.

Revenue recognition for the Eli Lilly collaboration and license agreement

a. Identification of the performance obligation

Note 14 describes the Company’s original research and collaboration agreement with Eli Lilly and Company, and the amended and restated research and collaboration agreement (collectively, the “Collaboration agreement”). Under the Collaboration agreement, ProQR provides Eli Lilly with a license (with a right to sub-license) to exploit compounds resulting from the collaboration. A significant amount of judgement is required to determine whether the license is distinct from the other promises in the contract. The license was concluded not to be distinct from the other promises in the contract based on the following considerations:

●	the license has no stand-alone value to Eli Lilly without the Company being involved in the research and development collaboration, and;
●	there are significant interdependencies between the license and the research and development services to be provided by the Company.

b. Determining the timing of satisfaction of performance obligations

Under the Collaboration agreement, the Company recognizes revenue over time, using an input method that estimates the satisfaction of the performance obligation as the percentage of labor hours incurred compared to the total estimated labor hours required to complete the promised services. As our estimate of the total labor hours required is dependent on the evolution of the research and development activities, it may be subject to change. If the progression and/or outcome of certain research and development activities would be different from the assumptions that were made during the preparation of these financial statements, this could lead to material adjustments to the total estimated labor hours, which might result in a reallocation of revenue between current and future periods. Our total deferred revenue balance related to this Eli Lilly performance obligation amounts to € 61,210,000 at March 31, 2024 (December 31, 2023: € 64,739,000).

Unaudited Condensed Consolidated Financial Statements

c. Determining the transaction price

The Company applied judgement to determine whether the equity investments made by Eli Lilly in ProQR are part of the transaction price for the Collaboration agreement. The Company concluded that the differences between the prices that Eli Lilly paid for the shares and the ProQR stock closing prices on the days of entering into the equity investment agreements arose because of the Company’s existing obligations to deliver research and development services to Eli Lilly under the terms of the Collaboration agreement. Therefore, the above differences between the closing share prices on the agreement effective dates and the equity investment prices paid by Eli Lilly are considered to be part of the transaction price of the contract and are initially allocated to deferred revenue.

The contract also includes variable consideration, but no variable consideration was included in the initial transaction price, as it is not highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. The Company includes such variable consideration in the transaction price when the uncertainty associated with the variable consideration is resolved.

Research and development expenditures

Research expenditures are reflected in the income statement. Development expenses are currently also reflected in the income statement because the criteria for capitalization are not met. At each balance sheet date, the Company estimates the level of service performed by the vendors and the associated costs incurred for the services performed.

Although we do not expect the estimates to be materially different from amounts actually incurred, the understanding of the status and timing of services performed relative to the actual status and timing of services performed may vary and could result in reporting amounts that are too high or too low in any particular period.

5. Cash and cash equivalents

At March 31, 2024, the Company’s cash and cash equivalents were € 85,713,000 compared to € 118,925,000 at December 31, 2023. The cash balances are held at banks with investment grade credit ratings. Short-term credit ratings must be rated A-1/P-1/F1 at a minimum by at least one of the Nationally Recognized Statistical Rating Organizations (“NRSROs”) specifically Moody’s, Standard & Poor’s or Fitch. The cash at banks is at full disposal of the Company. Included in cash and cash equivalents are deposits fixed for at most 3-month periods at a time.

6. Financial asset – current

This current financial asset relates to a term deposit with an initial maturity longer than 3 months but less than 12 months and does not qualify as a cash equivalent. The deposit is held at a bank with an investment grade credit rating. Short-term credit ratings must be rated A-1/P-1/F1 at a minimum by at least one of the NRSROs specifically Moody’s, Standard & Poor’s or Fitch.

	March 31,	December 31,
	2024	2023
	€1,000	€1,000
Term deposit	17,000	—
	17,000	—

Unaudited Condensed Consolidated Financial Statements

7. Prepayments and other receivables

	March 31,	December 31,
	2024	2023
	€1,000	€1,000
Prepayments	1,290	793
Other Receivables	2,531	745
	3,821	1,538

At March 31, 2024 and December 31, 2023 prepayments consisted principally of payments made by the Company for services not yet provided by vendors. At March 31, 2024 and December 31, 2023 other receivables consisted principally of amounts receivable from research collaboration partners and deposits.

8. Property, plant and equipment

At March 31, 2024 and December 31, 2023, property plant and equipment consisted of buildings and leasehold improvements, laboratory equipment and other assets. Buildings and leasehold improvements include a right-of-use asset relating to the lease of our Leiden office and laboratory space, with a carrying amount of € 16,721,000 at March 31, 2024 (December 31, 2023: € 16,897,000).

9. Other current liabilities

At March 31, 2024, other current liabilities amount to € 5,927,000 (December 31, 2023: € 8,509,000). At March 31, 2024 and December 31, 2023, other current liabilities consisted principally of accruals for services provided by vendors not yet billed, payroll related accruals and other miscellaneous liabilities.

10. Borrowings

	March 31,	December 31,
	2024	2023
	€1,000	€1,000
Innovation credit	2,899	2,899
Accrued interest on innovation credit	1,466	1,393

Total borrowings	4,365	4,292
Current portion	(4,365)	—
Total non-current borrowings	—	4,292

On December 10, 2018 ProQR was awarded an Innovation credit for the sepofarsen program. Amounts were drawn under this facility from 2018 through 2022. The credit of € 3,907,000 was used to conduct the Phase 2/3 clinical study and efforts to obtain regulatory and ethical market approval (New Drug Applications (“NDA”)/ Marketing Authorization Applications (“MAA”)) of sepofarsen for LCA10. In 2023, ProQR made a partial repayment of the principal, amounting to € 1,008,000. The remaining amount payable of € 2,899,000 and accrued interest is recognized under current borrowings at March 31, 2024 and non-current borrowings at December 31, 2023.

In December 2023, ProQR received a conditional waiver of the balance of the Innovation credit including accrued interest. Consequently, the repayment of the total loan of € 4,365,000, including interest, will be waived if conditions are met, which will be reviewed annually.

Unaudited Condensed Consolidated Financial Statements

In September 2022, ProQR extinguished its debt with Pontifax and Kreos by repaying all outstanding principal amounts. Pontifax’ and Kreos’ warrants remain in place until their five-year economic life expires in 2025 and 2026. These warrants are accounted for as embedded derivatives and were recognized separately from the host contract as derivative financial liabilities at fair value through profit or loss.

11. Lease liabilities

At March 31, 2024 and December 31, 2023, lease liabilities primarily consisted of the Company’s lease of office and laboratory facilities at Zernikedreef in Leiden, the Netherlands.

The Company leases office and laboratory facilities of 4,818 square meters at Zernikedreef in Leiden, the Netherlands, where our headquarters and our laboratories are located. The current lease agreement for these facilities terminates on June 30, 2031. The lease agreement contains no significant dismantling requirements.

The initial 10-year lease agreement for the Leiden office and laboratory facilities was accounted for as of commencement date July 1, 2020. This 10-year period was extended by 1 year to an 11-year period in December 2020. The lease contract may be extended for subsequent 5-year periods. As the Company is not reasonably certain to exercise these extension options, these are not included in the lease term.

The carrying amount of the right-of-use asset is disclosed in Note 8.

12. Deferred income

The following table summarizes details of deferred income at March 31, 2024 and December 31, 2023. The nature of the deferred income is described in Note 14 and 15.

	March 31,	December 31,
	2024	2023
	€1,000	€1,000

Payments from Eli Lilly	19,947	20,569
Rett Syndrome Research Trust upfront payment	620	—
Current deferred income	20,567	20,569

Payments from Eli Lilly	41,263	44,170
Non-current deferred income	41,263	44,170

Total deferred income	61,830	64,739

Unaudited Condensed Consolidated Financial Statements

13. Shareholders’ equity

The authorized share capital of the Company amounting to € 13,600,000 consists of 170,000,000 ordinary shares and 170,000,000 preference shares with a par value of € 0.04 per share. At March 31, 2024, 84,248,384 ordinary shares were issued. 81,662,219 ordinary shares were fully paid and 2,586,165 ordinary shares were held by the Company as treasury shares (December 31, 2023: 2,893,792).

Translation reserve

The translation reserve comprises all foreign currency differences arising from the translation of the financial statements of foreign operations.

Share options

The Company operates an equity-settled share-based compensation plan, which was introduced in 2013. Options and Restricted Stock Units (“RSUs”) may be granted to employees, members of the Supervisory Board, members of the Management Board and consultants. The compensation expenses included in operating costs for this plan in the three month period ended March 31, 2024 were € 736,000 (three month period ended March 31, 2023: € 1,095,000), of which € 577,000 was recorded in general and administrative costs (three month period ended March 31, 2023: € 739,000) and € 159,000 was recorded in research and development costs (three month period ended March 31, 2023: € 356,000).

14. Revenue

Eli Lilly

In September 2021, the Company entered into a global licensing and research collaboration with Eli Lilly and Company (‘Lilly’) focused on the discovery, development, and commercialization of potential new medicines for genetic disorders in the liver and nervous system. ProQR and Lilly will use ProQR’s proprietary Axiomer® RNA editing platform to progress new drug targets toward clinical development and commercialization.

Under the terms of the agreement, ProQR received an upfront payment and equity consideration, and is eligible to receive milestone payments and royalties on the net sales of any resulting products. In September 2021, the Company issued 3,989,976 shares to Lilly, resulting in net proceeds of $30,000,000 (€ 25,270,000). This amount included a price premium of $2,429,000 (€ 2,047,000), which was determined to be part of the transaction price and as such was initially recognized as deferred revenue. An up-front payment of $20,000,000 (€ 16,849,000) was received in October 2021.

With regard to its original collaboration with Lilly, the Company concluded as follows:

●	There is one performance obligation under IFRS 15, for the transfer of a license combined with the performance of research and development activities. The Company concluded that the license is not capable of being distinct and is not distinct in the context of the contract.
●	The transaction price of this agreement includes fixed components, consisting of an up-front fee and an equity component. The agreement also contains variable parts, which are included in the transaction price to the extent that it is highly probably that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. Milestone payments will only be included to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the milestones is subsequently resolved. Sales-based milestones and sales-based royalties will be included as the underlying sales occur.

Unaudited Condensed Consolidated Financial Statements

●	The Company recognizes revenue over time, using an input method that estimates the satisfaction of the performance obligation as the percentage of labor hours incurred compared to the total estimated labor hours required to complete the promised services.

In December 2022, the Company and Lilly amended their research and collaboration agreement described above, which expanded the collaboration. Under the amended and restated research and collaboration agreement, Lilly will gain access to additional targets in the central nervous system and peripheral nervous system with ProQR’s Axiomer platform.

Pursuant to the amended and restated agreement, the Company issued 9,381,586 shares to Lilly in December 2022, resulting in gross proceeds of $ 15,000,000 (€ 14,122,000). These shares were issued at a discount of $ 480,000 (€ 451,000), which is accounted for as a reduction of the transaction price. In February 2023, ProQR also received an upfront payment of $ 60,000,000 (€ 56,412,000), which was recognized under Deferred Income. Lilly has the ability to exercise an option to further expand the partnership for a consideration of $ 50,000,000.

With regard to the amended and restated research and collaboration agreement with Lilly, the Company concluded as follows:

●	There is one performance obligation under IFRS 15, for the transfer of a license combined with the performance of research and development activities. The Company concluded that the license is not capable of being distinct and is not distinct in the context of the contract.
●	The transaction price of this agreement currently only includes fixed components, consisting of an up-front fee and an equity component (discount). The agreement also contains variable components, but those are not yet included in the transaction price. Milestone payments will only be included to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the milestones is subsequently resolved. Sales-based milestones and sales-based royalties will be included as the underlying sales occur.
●	The Company recognizes revenue over time, using an input method that estimates the satisfaction of the performance obligation as the percentage of labor hours incurred compared to the total estimated labor hours required to complete the promised services.

In March 2024, the Company reached a milestone amounting to $ 1,000,000 (€ 921,000) under the agreement, which was added to the transaction price and recognized partially as revenue in the first quarter of 2024.

Unaudited Condensed Consolidated Financial Statements

15. Other income

	Three month period
	ended March 31,
	2024	2023
	€1,000	€1,000

Grant income	210	38
Other income	—	4
	210	42

In January, 2024, the Company entered into an agreement with the Rett Syndrome Research Trust (“RSRT”) that focuses on the design and development of editing oligonucleotides (“EONs”) using the Company’s Axiomer technology platform targeting the transcription factor Methyl CpG binding protein 2 (“MECP2”) and correcting mutations of interest. Under the agreement, RSRT awarded the Company up to € 1,015,000 as a research grant for the initial phase of the project.

Grants are recognized in other income in the same period in which the related R&D costs are recognized.

16. Research and development costs

Research and development costs amount to € 9,283,000 for the three month period ended March 31, 2024 (three month period ended March 31, 2023: € 6,060,000) and are comprised of allocated employee costs including share-based payments, the costs of materials and laboratory consumables, outsourced activities, license and intellectual property costs and other allocated costs. Research and development costs increased by € 3,223,000 compared to the same period in the prior year, mainly due to the Company’s increased outsourced research and development activities in the first quarter of 2024 and increased full time employee equivalents (“FTE”).

17. General and administrative costs

General and administrative costs amount to € 3,452,000 for the three month period ended March 31, 2024 (three month period ended March 31, 2023: € 4,026,000).

18. Investments in financial assets

Investment in financial assets consist of the Company’s investment in Phoenicis Therapeutics Inc. (“Phoenicis”) and Yarrow Biotechnology Inc (“Yarrow”).

ProQR holds a 3.9% interest in Phoenicis. At March 31, 2024, the investment amounts to nil (December 31, 2023: € nil) after ProQR recognized a fair value loss in the third quarter of 2023 in other comprehensive income.

ProQR holds a 5.1% interest in Yarrow. In October 2023, ProQR initially recognized its investment in the Yarrow financial asset at € nil. As at March 31, 2024, the fair value of the Yarrow financial asset amounted to € nil (December 31, 2023: nil).

Unaudited Condensed Consolidated Financial Statements

19. Results related to derecognition of financial liabilities

	Three month period
	ended March 31,

	2024	2023
	€1,000	€1,000

Gain on waiver of Amylon convertible loans	—	408
	—	408

Convertible loans

Convertible loans were issued to Amylon Therapeutics B.V. (“Amylon”), an 80% subsidiary of the Company, and were interest-bearing at an average rate of 8% per annum. They were convertible into a variable number of ordinary shares within 36 months at the option of the holder or the Company in case financing criteria were met. Any unconverted loans became payable on demand after 24 – 36 months in equal quarterly terms.

In 2023 and 2022, Amylon entered into waiver agreements with its lenders. Such lenders’ loan agreements with Amylon are severed and any claims to repayment of any outstanding debt and accumulated interest are renounced. The amount of convertible loans and accumulated interest that was waived under these agreements in the three month period ended March 31, 2024 is € nil (three month period ended March 31, 2023: € 408,000).

In the third quarter of 2023, Amylon was legally dissolved.

20. Income taxes

The current income tax liability amounts to € nil at March 31, 2024 (December 31, 2023: € nil). No significant temporary differences exist between accounting and tax results. Realization of deferred tax assets is dependent on future earnings, if any, the timing and amount of which are uncertain. Accordingly, the Company has not yet recognized any deferred tax asset related to operating losses.

Tax losses may be carried forward indefinitely. However, the offset of losses will be limited in a given year against the first € 1 million of taxable profit. For taxable profit in excess of this amount, losses may only be offset up to 50% of this excess.

21. Events after balance sheet date

None.